------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          CALIFORNIA BANCSHARES, INC.
                               (Name of Issuer)

                                 -------------

                    Common Stock, $2.50 Par Value Per Share
                        (Title of Class of Securities)

                                 -------------

                                  129904 10 8
                                (CUSIP Number)

                                 -------------

                                Dwight V. Board
                           Executive Vice President
                                 U. S. Bancorp
                             111 S.W. Fifth Avenue
                            Portland, Oregon 97204
                                (503) 275-3706
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With copies to:

                                John J. DeMott
                     Miller, Nash, Wiener, Hager & Carlsen
                       111 S.W. Fifth Avenue, Suite 3500
                            Portland, Oregon 97204
                                (503) 224-5858

                                 -------------

                               February 12, 1996
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 129904 10 8

------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   U. S. BANCORP
   IRS Employer Identification No. 93-0571730
------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                        (b)[ ]
        Not applicable
------------------------------------------------------------------------------

3  SEC USE ONLY
------------------------------------------------------------------------------

4  SOURCE OF FUNDS
     WC, 00
------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                            [ ]
      Not applicable
------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Oregon
------------------------------------------------------------------------------

NUMBER OF              7SOLE VOTING POWER
SHARES                 2,002,076*
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH                   9SOLE DISPOSITIVE POWER
REPORTING              2,002,076*
PERSON            10   SHARED DISPOSITIVE POWER
WITH                   0
------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,002,076*
------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.6%**
------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
   CO
------------------------------------------------------------------------------


* Beneficial ownership of these shares is being reported solely as a result of the Option Agreement described in Items 4 and 6 hereof. The option granted to U. S. Bancorp ("Option") pursuant to the Option Agreement has not yet become exercisable. U. S. Bancorp expressly disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 hereof.

** Gives effect to issuance of shares of California Bancshares, Inc., Common
   Stock subject to the Option.

Item 1.  Security and Issuer.
   This Schedule 13D relates to the common stock, $2.50 par value per share (the "CBI Common Stock"), of California Bancshares, Inc. ("CBI"). The principal executive offices of CBI, a corporation organized and existing under the laws of the State of Delaware and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), are located at 100 Park Place, Suite 140, San Ramon, California 94583.
Item 2.  Identity and Background.
   (a),(b),(c),(f) This Schedule 13D is being filed by U. S. Bancorp, a corporation organized and existing under the laws of the State of Oregon and registered as a bank holding company under the BHC Act. U. S. Bancorp is engaged, through its banking subsidiaries and various banking-related subsidiaries, in a broad range of banking operations and banking related business--principally in the states of Oregon, Washington, California, Nevada, Idaho, and Utah. U. S. Bancorp's principal offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204.
   Each executive officer and each director of U. S. Bancorp is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit 1.A to this Schedule 13D and specifically incorporated herein by reference.
   Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of U. S. Bancorp.
   (d),(e) During the last five years, to the best of U. S. Bancorp's knowledge, neither U. S. Bancorp nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which U. S. Bancorp or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

Item 3.  Source and Amount of Funds or Other Consideration.
   Pursuant to a Stock Option Agreement dated as of February 12, 1996, between CBI and U. S. Bancorp (the "Option Agreement"), CBI has granted to U. S. Bancorp an irrevocable option to purchase the shares of CBI Common Stock covered by this Schedule 13D (the "Option"). Specifically, the Option grants to U. S. Bancorp the right to purchase up to 2,002,076 shares, subject to certain adjustments, of CBI Common Stock at a price, subject to certain adjustments, of $25.75 per share. The Option was granted by CBI as a condition of and in consideration for U. S. Bancorp's entering into the Agreement and Plan of Merger, dated as of February 11, 1996, between U. S. Bancorp and CBI which, as amended and restated as authorized by the boards of directors of U. S. Bancorp and CBI on March 8, 1996, effective as of
February 11, 1996, is hereinafter referred to as the "Merger Agreement."
   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $51,553,457. U. S. Bancorp currently anticipates that, should the Option become exercisable and should U. S. Bancorp decide to exercise the Option, U. S. Bancorp would obtain the funds for purchase from U. S. Bancorp's general corporate funds.
   A copy of the Option Agreement is included as Exhibit 1.B to this
Schedule 13D and is specifically incorporated herein by reference.
Item 4.  Purpose of Transaction.
   (a),(b),(c),(f),(j)
The Merger.
   One day prior to the execution of the Option Agreement, U. S. Bancorp and CBI entered into the Merger Agreement, pursuant to which CBI would be merged with and into U. S. Bancorp (the "Merger"). Under the Merger Agreement, each share of CBI Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive 0.95 shares (the "Exchange Ratio") of U. S. Bancorp Common Stock, par value $5.00 per share ("U. S. Bancorp Common Stock"). A copy of the Restated Agreement and Plan of Merger dated as of February 11, 1996, between U. S. Bancorp and CBI is included as Exhibit 1.C to this Schedule 13D and is specifically incorporated herein by reference.
   Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the stockholders of CBI and the receipt of certain regulatory approvals. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at a meeting of the stockholders of CBI that is expected to take place during the second quarter of 1996.
Option Agreement.
   The Option was granted by CBI as a condition of and in consideration for
U. S. Bancorp's entering into the Merger Agreement.  Reference is made to
Item 6 hereof for a more detailed summary of the terms of the Option
Agreement.
   (d) Pursuant to the Merger Agreement, U. S. Bancorp will be the surviving corporation in the Merger and, accordingly, the issuer will be managed by
U. S. Bancorp's board of directors and executive officers following the Merger. The Merger Agreement provides that the board of directors of the surviving corporation shall consist of the members of the U. S. Bancorp board of directors immediately prior to the Merger. There are no present plans to add any directors of CBI to the U. S. Bancorp board of directors. U. S. Bancorp has entered into an employment agreement with Joseph P. Colmery, chief executive officer of CBI, to employ Mr. Colmery as an executive vice president of the U. S. Bancorp entity which operates the CBI branches.
   (e) The Merger Agreement provides that, prior to the Effective Time, CBI generally may not pay dividends on CBI Common Stock except regular quarterly dividends. Such regular dividends may be increased to the extent consistent with past practice. After completion of the Merger, U. S. Bancorp's board of directors may review the ongoing dividend policy of the combined organization.
   (g) At the Effective Time, the articles of incorporation and bylaws of the combined organization will be those of U. S. Bancorp as in effect immediately preceding the Effective Time.
   (h),(i) Upon consummation of the Merger, the CBI Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, the CBI Common Stock will cease to be authorized for quotation on the NASDAQ system.
Item 5.  Interest in Securities of the Issuer.
   (a),(b),(c) U. S. Bancorp may be deemed to be the beneficial owner of 2,002,076 shares of CBI Common Stock that are subject to the Option. As provided in the Option Agreement, U. S. Bancorp may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 6 hereof. Because the Option is not presently exercisable, U. S. Bancorp expressly disclaims beneficial ownership of any of the shares of CBI Common Stock that are subject to the Option. The shares of CBI Common Stock that are subject to the Option represent approximately 19.9% of the currently outstanding shares of CBI Common Stock, or approximately 16.6% of the shares of CBI Common Stock that would be outstanding if the Option were exercised in full. U. S. Bancorp has no right to vote or dispose of any of the shares of CBI Common Stock that are subject to the Option unless and until such time as the Option is exercised, in which event U. S. Bancorp would have sole power to vote and sole power to direct the disposition of such shares of CBI Common Stock, subject to the right of CBI under the terms of the Option Agreement to repurchase such shares under the circumstances described in Item 6 hereof. To the best knowledge of U. S. Bancorp, none of the persons listed in Exhibit 1.A hereto beneficially owns any shares of CBI Common Stock. Neither U. S. Bancorp nor, to the best of its knowledge, any of the persons listed in
Exhibit 1.A hereto has effected any transactions in CBI Common Stock during the past 60 days.
   (d)  Not applicable.
   (e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Option Agreement.
   Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as Exhibit 1.B hereto and specifically incorporated by reference herein.
   The Option Agreement provides for the purchase by U. S. Bancorp of up to 2,002,076 shares, subject to certain adjustments, of CBI Common Stock (the "Option Shares") at an exercise price, subject to certain adjustments, of $25.75 per share, payable in cash. The Option Shares, if issued pursuant to the Option Agreement, would represent approximately 19.9% of the CBI Common Stock issued and outstanding at the date of the Option Agreement without giving effect to the issuance of any shares pursuant to an exercise of the Option.
   The number of shares of CBI Common Stock subject to the Option will be increased to the extent that CBI issues additional shares of CBI Common Stock (otherwise than pursuant to an exercise of the Option) such that the number of Option Shares continues to equal 19.9% of the shares of CBI Common Stock then issued and outstanding, without giving effect to the issuance of shares pursuant to an exercise of the Option. The number of shares of CBI Common Stock subject to the Option, and the applicable exercise price per Option Share, will also be appropriately adjusted in the event of any change in, or distributions in respect of, the CBI Common Stock by reason of stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, distributions on or in respect of the CBI Common Stock that would be prohibited under the terms of the Merger Agreement, or similar event relating to CBI.
   U. S. Bancorp or any other holder or holders of the Option (collectively, the "Holder") may exercise the Option, in whole or in part, subject to regulatory approval, at any time within 90 days (subject to extension as provided in the Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to termination of the Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:
        (i)  CBI or any of its subsidiaries (each a "CBI Subsidiary"), without having received U. S. Bancorp's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction
   (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in
   Sections 3(a)(9) and 13(d)(3) of the 1934 Act and the rules and regulations thereunder) other than U. S. Bancorp or any of its subsidiaries (each a "U. S. Bancorp Subsidiary") or the board of directors of CBI shall have recommended that the stockholders of CBI approve or accept any such Acquisition Transaction. For purposes of the Option Agreement, "Acquisition Transaction" means (w) a merger or consolidation, or any similar transaction, involving CBI or any
   Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of
   CBI, (x) a purchase, lease, or other acquisition of all or a substantial portion of the assets of CBI or any Significant Subsidiary of CBI, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing
   10 percent or more of the voting power of CBI or any Significant
   Subsidiary of CBI, or (z) any substantially similar transaction;
   provided, however, that in no event shall any (i) merger, consolidation, or similar transaction involving CBI or any Significant Subsidiary in which the voting securities of CBI outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65 percent of the combined voting power of the voting securities of CBI or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase, or similar transaction involving only CBI and one or more CBI Subsidiaries or involving only any two or more CBI Subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement;
        (ii) CBI or any CBI Subsidiary, without having received U. S. Bancorp's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than U. S. Bancorp or a U. S. Bancorp Subsidiary, or the board of directors of CBI shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to
   U. S. Bancorp, its recommendation that the stockholders of CBI approve the transactions contemplated by the Merger Agreement;
        (iii) Any person other than U. S. Bancorp, any U. S. Bancorp Subsidiary, or any CBI Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of CBI Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act and the rules and regulations thereunder);
        (iv) Any person other than U. S. Bancorp or any U. S. Bancorp Subsidiary shall have made a bona fide proposal to CBI or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;
        (v) After an overture is made by a third party to CBI or its stockholders to engage in an Acquisition Transaction, CBI shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle U. S. Bancorp to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined); or
        (vi) Any person other than U. S. Bancorp or any U. S. Bancorp Subsidiary, other than in connection with a transaction to which U. S. Bancorp has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.
   "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 25 percent or more of the then outstanding CBI Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (y) thereof shall be 25 percent.
   Within 90 days (subject to extension as provided in the Option Agreement) after a Subsequent Triggering Event prior to the termination of the Option,
U. S. Bancorp (on behalf of itself or any subsequent Holder) may demand that the Option and the related Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, CBI must effect such registration promptly subject to certain exceptions. U. S. Bancorp is entitled to demand two such registrations.
   The Option terminates upon the earliest to occur of (i) the Effective Time,
(ii) termination of the Merger Agreement in accordance with the terms thereof, with certain exceptions, prior to the occurrence of an Initial Triggering Event, (iii) the passage of 12 months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the Option will terminate 12 months from the expiration of the last Initial Triggering Event to expire, but in no event more than 18 months after such termination), or (iv) February 12, 1999.
   Within 90 days (subject to extension as provided in the Option Agreement) after a Subsequent Triggering Event and prior to termination of the Option, subject to regulatory approval, CBI is required (i) at the request of the Holder, to repurchase the Option from the Holder at a price ("Option Repurchase Price") equal to the amount by which (x) the "market/offer price" (as hereinafter defined) exceeds (y) the then applicable Option exercise price, multiplied by the number of shares for which the Option may then be exercised; and (ii) at the request of the owner of Option Shares from time to time (the "Owner") to repurchase such number of Option Shares from the Owner as the Owner designates at a price per share (the "Option Share Repurchase Price") equal to the "market/offer price." "Market/offer price" means the highest of (A) the price per share of CBI Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of CBI Common Stock to be paid by any third party pursuant to an agreement with CBI,
(C) the highest closing price for shares of CBI Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (D) in the event of a sale of all or a substantial portion of CBI's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CBI divided by the number of shares of CBI Common Stock then outstanding.
   In the event that prior to termination of the Option, CBI enters into an agreement (i) to consolidate with or merge into any entity, other than U. S. Bancorp or a U. S. Bancorp Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity, other than U. S. Bancorp or a U. S. Bancorp Subsidiary, to merge into CBI with CBI as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of CBI Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of CBI Common Stock after such merger represent less than 50 percent of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than U. S. Bancorp or a
U. S. Bancorp Subsidiary, then the Option will be converted into or exchanged for an option (the "Substitute Option") to purchase shares of common stock of, at the Holder's election, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of CBI's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Option.
   Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may be exercised. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.
   Neither CBI nor U. S. Bancorp may assign any of its respective rights and obligations under the Option Agreement or the Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Option, within 90 days thereafter (subject to extension as provided in the Option Agreement), U. S. Bancorp, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 15 days after the Federal Reserve Board approves an application by U. S. Bancorp to acquire the Option Shares, U. S. Bancorp may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2 percent of the voting shares of CBI, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on U. S. Bancorp's behalf, or (iv) any other manner approved by the Federal Reserve Board.
   Notwithstanding any other provision of the Option Agreement, if a Holder, an Owner, or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Merger Agreement), then (i) in the case of a Holder or related party thereof, the Option held by it will terminate immediately, and (ii) in the case of an Owner or a related party thereof, the Option Shares held by it will be purchasable by CBI immediately at the then applicable Option exercise price.
   The rights and obligations of CBI and U. S. Bancorp under the Option Agreement are subject to receipt of any required regulatory approvals.
Without the prior approval of the Federal Reserve Board, U. S. Bancorp may not acquire more than 5 percent of the outstanding CBI Common Stock. U. S. Bancorp intends to file an application for such approval as soon as practicable.
Merger Agreement.
   Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 1.C to this Schedule 13D and specifically incorporated by reference herein.
   Consummation of the Merger is subject to various conditions, including approval of CBI's stockholders; obtaining regulatory approvals; the effectiveness of a registration statement relating to and NASDAQ listing of the shares of U. S. Bancorp Common Stock to be issued in the Merger; the absence of any order, decree or injunction which enjoins or prohibits the consummation of the Merger; the receipt of favorable legal opinions relating to the tax consequences of the Merger; the representations and warranties of each party must be true and correct in all material respects; and each party must have performed its obligations under the Merger Agreement in all material respects. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.
   Pursuant to the Merger Agreement, CBI has generally agreed to operate its business only in the usual and ordinary course consistent with past practice, to use reasonable best efforts to preserve intact its business organization, employees and advantageous business relationships, and to take no action that would adversely affect the ability of CBI or U. S. Bancorp to obtain any necessary approvals of governmental authorities or to perform its covenants under the Merger Agreement. U. S. Bancorp and CBI also have agreed that prior to the earlier of the Effective Time or termination of the Merger Agreement, neither party may, except with the prior written consent of the other party or as permitted by the Merger Agreement: (i) pay dividends or make any other distribution on its capital stock (other than regular quarterly dividends);
(ii) take actions which would impede specified tax treatment, (iii) take actions which cause any of their respective representations and warranties to be or become false; or (iv) take any actions which would adversely affect or delay obtaining regulatory approval. Additionally, except with the prior written consent of U. S. Bancorp or as permitted in the Merger Agreement, CBI may not: (i) solicit or authorize acquisition inquiries or proposals from any party; (ii) incur indebtedness, other than in the ordinary course of business consistent with past practice (the "ordinary course"); (iii) adjust, split, combine or reclassify its capital stock; (iv) sell or encumber assets, other than in the ordinary course; (v) make investments, other than in the ordinary course; (vi) except for loans, deposits, letters of credit and similar transactions in the ordinary course, enter into, terminate or materially modify any agreement involving in excess of $100,000 or having a term in excess of one year; (vii) increase the compensation or fringe benefits of its employees except in the ordinary course; (viii) settle claims other than in the ordinary course; (ix) amend its certificate of incorporation or bylaws; or
(x) restructure its investment security portfolio.
   U. S. Bancorp and CBI each will pay all expenses incurred by it in connection with the transactions contemplated by the Merger Agreement.
   Except as described above, none of U. S. Bancorp or, to the best of its knowledge, any of the persons listed on Exhibit 1.A hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of CBI, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
   The following Exhibits are filed as part of this Schedule 13D:
Exhibit 1.A -     Name, Business Address, and Present Principal Occupation of
                  Each Executive Officer and Director of U. S. Bancorp.
Exhibit 1.B -     Stock Option Agreement, dated February 12, 1996, between
                  California Bancshares, Inc., as issuer, and U. S. Bancorp, as grantee.
Exhibit 1.C -     Restated Agreement and Plan of Merger, dated as of
                  February 11, 1996, between U. S. Bancorp and California
                  Bancshares, Inc.
                                   SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date:  March 12, 1996  U. S. BANCORP


                       By: /s/Dwight V. Board
                       Name:  Dwight V. Board
                       Title: Executive Vice President

                                 EXHIBIT INDEX


Exhibit      Description

1.A          Name, Business Address, and
             Present Principal Occupation
             of Each Executive Officer and
             Director of U. S. Bancorp.  (previously filed)

1.B          Stock Option Agreement, dated
             February 12, 1996, between California
             Bancshares, Inc., as issuer, and
             U. S. Bancorp, as grantee.  (previously filed)

1.C          Restated Agreement and Plan of Merger,
             dated as of February 11, 1996, between
             U. S. Bancorp and California
             Bancshares, Inc.